Exhibit 99.1

PRESS RELEASE

FIRMENICH TO ACQUIRE SENOMYX, PIONEER IN TASTE INNOVATION

Geneva, Switzerland, Princeton, New Jersey and San Diego, California September 17th, 2018 – Firmenich and Senomyx, Inc. (NASDAQ: SNMX) today announced that they have entered into a definitive merger agreement under which Firmenich will acquire all of the outstanding common stock of Senomyx for $1.50 per share in cash. This represents a premium of approximately 43% over Senomyx’s closing price on September 14, 2018 and a premium of approximately 39% based on the prior 30-trading day volume-weighted average price (VWAP). The proposed transaction has been unanimously approved by the Boards of Directors of both Firmenich and Senomyx. The companies expect to close the transaction in the fourth quarter of 2018.

“Senomyx has established itself as a leader in taste innovation and a recognized pioneer in sweet, cooling and bitter solutions,” said Patrick Firmenich, Chairman of the Board, Firmenich. “Building on our long-term partnership spanning more than a decade, we look forward to welcoming Senomyx into Firmenich to lead in taste and nutrition.”

“We are excited to be joining Firmenich,” stated John Poyhonen, President and Chief Executive Officer of Senomyx. “Firmenich’s commitment to innovation and delivery of world-class commercialization capabilities combined with our long standing relationship makes this deal the ideal fit for our companies. We believe this merger will allow the Senomyx discoveries to reach their full potential. I would like to personally thank all our employees for their dedication and contributions in building a leading proprietary taste science technology platform that will benefit consumers around the globe well into the future.”

“Building on our world-class science and pioneering taste platform, this strategic acquisition confirms our commitment to being the partner of choice in taste and nutrition,” said Gilbert Ghostine, CEO Firmenich. “Adding Senomyx’s leading taste technologies and strong natural ingredients pipeline to our taste platform, uniquely positions us to create healthy and great tasting food, drink and oral care experiences for our customers.”

Upon closing, Senomyx will be integrated into Firmenich’s North America Research & Development (R&D) organization and its products will be commercialized through its Taste Platform. Senomyx R&D operations will remain in San Diego, with a continued focus on discovering and developing world-class flavor and sweetener solutions for the world’s greatest brands. Firmenich looks forward to continuously advancing Senomyx’s innovative pipeline of products and its discovery capabilities to shape the most differentiating natural taste solutions for its customers. Innovation-driven and recognized for its world-class ingredient screening capabilities, Senomyx recently identified and has started to develop a high intensity and a clean tasting sweetener, Siratose, which naturally occurs in Monkfruit.

Under the terms of the merger agreement, Firmenich will promptly commence a tender offer to acquire all of the outstanding shares of Senomyx common stock for $1.50 per share in cash. Following the successful completion of the tender offer, Firmenich will acquire all remaining shares not tendered in the tender offer

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through a second-step merger at the same price as to be paid to stockholders tendering their shares in the tender offer. The tender offer is expected to expire at one minute following 11:59 p.m., Eastern Time, on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission.

The consummation of the tender offer is subject to various conditions, including a minimum tender of a majority of outstanding Senomyx shares and other customary conditions.

Senomyx’s financial advisors for the transaction are Needham & Company and Conexus Capital Advisors with Cooley LLP providing legal advice. Firmenich’s financial advisor for the transaction is Piper Jaffray with Duane Morris LLP providing legal advice.

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About Firmenich

Firmenich is the world’s largest privately-owned company in the fragrance and flavor business. Founded in Geneva, Switzerland, in 1895, it has created many of the world’s best-known perfumes and flavors that billions of consumers enjoy each day. Its passion for smell and taste is at the heart of its success. It is renowned for its world-class research and creativity, as well as its thought leadership in sustainability and exceptional understanding of consumer trends. Each year, it invests 10% of its turnover in R&D, reflecting its continuous desire to understand, share and sublimate the best that nature has to offer. Firmenich had an annual turnover of 3.34 billion Swiss Francs at end June 2017. More information about Firmenich is available at www.firmenich.com

About Senomyx

Senomyx discovers novel flavor ingredients and natural high intensity sweeteners that allow food and beverage companies to create better-for-you products. Under its direct sales program, Senomyx sells its Complimyx® brand flavor ingredients, Sweetmyx®, Savorymyx®, and Bittermyx®, to flavor companies for use in a wide variety of foods and beverages. In addition, Senomyx has partnerships with leading global food, beverage, and ingredient supply companies, which are currently marketing products that contain Senomyx’s flavor ingredients. For more information, please visit www.senomyx.com.

Important Information

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Senomyx, Inc. (“Senomyx”) stock. Sentry Merger Sub, Inc. (“Purchaser”) has not commenced the tender offer described in this announcement (the “Offer”). Upon commencement of the Offer, Firmenich Incorporated (“Firmenich”) and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the Offer, Senomyx will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available

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free of charge from the SEC’s website at www.sec.gov or by contacting the investor relations department of Senomyx at the email address included below.

In addition to the solicitation/recommendation statement, Senomyx files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Senomyx at the SEC public reference room at 100 F Street, N.E., Washington, DC 201549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Senomyx’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication may contain certain forward-looking statements regarding Senomyx, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the definitive merger agreement among Senomyx, Firmenich and Purchaser (the “Merger Agreement”), and the strategic and other potential benefits of the transaction. Completion of the Offer and merger contemplated by the Merger Agreement (the “Merger”) are subject to conditions, including satisfaction of a minimum tender condition, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the Offer or the Merger will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully develop and market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of Senomyx’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the failure to complete the Offer or the Merger in the timeframe expected by the parties or at all; the outcome of legal proceedings that may be instituted against Senomyx and/or others relating to the Transactions; Senomyx’s ability to maintain relationships with employees or vendors; domestic and global economic and business conditions; and other risk factors described in Senomyx’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. The reader is cautioned not to unduly rely on these forward-looking statements. Any forward-looking statements in this communication are based on information known to Senomyx on the date of this announcement. Senomyx does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact:
Dave Humphrey	Heidi Salon
Vice President, CFO	Firmenich

Senomyx, Inc.	+41 79 689 9497
858-646-8305	heidi.salon@firmenich.com
dave.humphrey@senomyx.com

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Investor Relations:
Matt Glover and Tom Colton
Liolios Group, Inc. 949-574-3860
SNMX@liolios.com

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